SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.	English translation of a letter dated October 15, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 15th, 2020

Chairman of the

Comisión Nacional de Valores (CNV)

Dr. Adrián Cosentino

Re.: Report of Settlement Agreement in the case “PROCONSUMER C/ TELECOM PERSONAL re. Legal Proceeding (proceso de conocimiento)” (Docket 27318/2011, formerly, Docket 98011)

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), as the surviving company by merger of Telecom Personal S.A. (“Telecom Personal”), as an update to the Relevant Matter submitted on September 26, 2012, in which Telecom Personal reported a complaint filed by Asociación Protección Consumidores del Mercado Común del Sur-Proconsumer (“Proconsumer”) in the aforementioned case, before the National Court of First Instance on Commercial Matters No. 1 Secretariat No. 2 of the city of Buenos Aires.

In this respect, we inform that on October 8th, 2020 the court granted judicial approval to the Settlement Agreement, without recognizing facts or rights, entered into between Proconsumer and Telecom Argentina, pursuant to the terms of section 54 of the Consumer Defense Law No. 24,240.

Said Settlement Agreement provides the payment of a total amount by Telecom Argentina of fifty-five million Argentine pesos (P$55,000,000), plus fees, case expenses and certain advertising commitments undertaken by the Company.

Yours sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 15, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations